Exhibit 99.1

Vision Marine is gearing up to unveil its superlative E-Motion™ Fully Electric

Powertrain matched with the iconic Bruce 22 at Lake of the Ozarks Shootout

First on-water event showcasing the Company’s innovative powertrain technology

With equal parts performance and art the astonishing Bruce 22 & the efficacious E-Motion™ Outboard are set to break a previous speed record.

Montreal, Canada, August 24, 2021 – Vision Marine Technologies, Inc. (Nasdaq: VMAR) (“Vision Marine” or the “Company”), a global leader in the electric recreational boating industry serving both OEMs and consumers, is pleased to announce its return to the Lake of the Ozarks Shootout, the largest unsanctioned boat race in the US, taking place August 28-29, 2021.

“We are thrilled to return to the Lake of the Ozarks Shootout to showcase the unveiling of our new Bruce22 electric boat coupled with the E-Motion™ outboard motor,” said Alexandre Mongeon, CEO of Vision Marine Technologies. “We have once again teamed up with Boating Magazine’s editor Randy Vance as we seek to break our previous category record set in 2019. SpeedontheWater.com editor Jason Johnson will provide full coverage of the event.”

Vance is a yachtsman who has successfully turned his passion into a career as a writer. Having operated a resort marina in Missouri for over 20 years, he has often been called upon to host and participate in radio and television programs related to fishing and water sports. He has tested several types of boats over the course of his career, and he expects the modified Bruce 22 to set a new record once again at the Shootout.

Focusing on power, speed and performance, Vision Marine is uniquely positioned to take advantage of the surging demand for environmentally friendly boats and engines. The move toward unprecedented power and torque such as that generated by our purpose-built powertrains, and the expanded availability of pure electric options, including our increased offerings, is projected to increase the current market value of US$4.5 billion for electric outboard motors by four-fold in the coming years.

Key Features of Vision Marine’s Proprietary E-Motion™ Technology:

•	Dramatic increase in efficiency, torque, power, and general performance.
•	Exceptionally fast charging capabilities
•	Noiseless engine with minimal vibrations.
•	Sustainable solution with zero emission.
•	E-Motion™ delivers an exhilarating experience due to its high torque to horsepower ratio.
•	90% reduction in fuel and maintenance cost versus traditional ICE powered boats.

“The Lake of the Ozarks Shootout provides a great platform to showcase our groundbreaking electric technology to the boating community,” said Xavier Montagne, Chief Technology Officer of Vision Marine Technologies. “Speed and power are major driving factors for boaters, and in the recent past required using gas or diesel to run outboard motors. With our proprietary E-Motion™ technology, we provide the boating consumer an environmentally friendly solution that combines the necessary power and speed with off-the-line torque that we believe is far superior to any gas or diesel motor.”

Named one of the nation’s eight “must-see” boating events according to Powerboat Magazine, the Shootout will take place for the ninth year at Captain Ron’s Bar & Grill in Sunrise Beach. Vision Marine’s position at captain Ron’s Bar & Grill will be position 6. The event, now in its 33rd year, raises funds for eight lake area rescue teams, as well as numerous other charitable organizations.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2020, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

Dave Gentry

RedChip Companies Inc.

800-RED-CHIP (733-2447) or 407-491-4498

dave@redchip.com